                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.___) *

                     EASTERN ENVIRONMENTAL SERVICES, INC.
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                   276369105
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                                (CUSIP Number)

    Robert M. Kramer, Esq., 1150 First Avenue, Suite 900, King of Prussia,
                           PA 19406, (610) 992-4712
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               January 31, 1997
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

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CUSIP No.    276369105                                  Page  2   of      Pages
           -------------                                     ----    ----
------------------------                                ------------------------

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      ROBERT M. KRAMER

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[_]
                                                                          (b)[_]


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3          SEC USE ONLY


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4          SOURCE OF FUNDS*

                                      PF

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [_]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                      UNITED STATES
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                             7     SOLE VOTING POWER

      NUMBER OF                                               1,197,951
                             ---------------------------------------------------
       SHARES
                             8     SHARED VOTING POWER
    BENEFICIALLY
                                                              N/A
      OWNED BY
                             ---------------------------------------------------
        EACH                 9     SOLE DISPOSITIVE POWER

     REPORTING                                                60,000

       PERSON                ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
        WITH
                                                               N/A

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      1,197,951

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [_]


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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.9%

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14         TYPE OF REPORTING PERSON*

                                      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

This Schedule 13(d) relates to the common stock of Eastern Environmental Services, Inc., whose principal executive offices are located at 1000 Crawford Place, Mount Laurel, New Jersey 08054.

Item 2.   Identity and Background.

     (a)  Robert M. Kramer

     (b)  1150 First Avenue, Suite 900
          King of Prussia, PA 19406

     (c) Vice President, General Counsel, and Secretary of Eastern Environmental Services, Inc., located at 1000 Crawford Place, Mount Laurel, New Jersey 08054.

     (d)  None

     (e)  None

     (f)  United States Citizen

Item 3.   Source and Amount of Funds or Other Consideration.

Of the shares reported hereon, 1,137,951 shares are subject to proxies given by Norman Taylor, Thomas King, and Robert Donno and were not purchased or acquired by the Reporting Person. No borrowed funds were used to acquire the securities reported hereon.

Item 4.   Purpose of Transaction.

The proxies to vote 1,137,951 shares reported hereon were obtained in connection with the acquisition by Eastern Environmental Services, Inc., of all of the outstanding stock of Donno Company, Inc., Suffolk Waste Services, Inc., Residential Service, Inc., and NRT Realty, Inc., from Mr. Taylor, Mr. King, and Mr. Donno. The proxies expire on April 1, 1997. The Reporting Person disclaims beneficial ownership as to all of the shares.

     (a)  None.
     (b)  None.
     (c)  None.
     (d)  None.
     (e)  None.
     (f)  None.
     (g)  None.
     (h)  None.
     (i)  None.
     (j)  None.

Item 5.   Interest in Securities of the Issuer.

     (a) Based upon the number of outstanding shares of common stock of Eastern Environmental Services, Inc., as reported by the issuer to be 12,058,326, the 1,197,351 shares which may be considered to be beneficially owned by the Reporting Person represent 9.9% of the common stock that would be outstanding.upon exercise of the options described in Item 6, infra.

     (b) The Reporting Person has sole power to vote and dispose of 10,000 shares directly owned. The Reporting Person my also be considered to own beneficially 50,000 shares subject to an option exercisable within sixty days. The Reporting Person may also be considered to have beneficial ownership of 1,197,351 shares as to which the Reporting Person was granted a proxy.

     (c) The Reporting Person acquired the proxy described in Item 4, supra, on January 31, 1997. The Reporting Person had no other transactions in the past sixty days in the common stock of Eastern Environmental Services, Inc.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person possesses an option to purchase shares of the issuer, granted in connection with the Reporting Person's employment by the issuer, of which 50,000 are exercisable within 60 days. The Reporting Person has been granted proxies by Norman Taylor, Thomas King, and Robert Donno, to vote a total of 1,137,951 shares, which will expire on April 1, 1997.

Item 7.   Material to be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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          Date                                Robert M. Kramer